SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 9 )

                    American Strategic Income Portfolio, Inc.
                                   ( ASP )
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                               (Name of Issuer)

                                 Common Stock
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                        (Title of Class of Securities)

                                  030098107
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                                (CUSIP Number)

                              Paul E. Rasmussen
                             4600 Wells Fargo Center
                           90 South Seventh Street
                         Minneapolis, MN  55402-4130
- -----------------------------------------------------------------------------
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

				March 29, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ x ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for an subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 030098107
- -----------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Sit Investment Associates, Inc.    IRS Identification No. 41-1404829

     See Exhibit 1 for schedule of affiliated entities.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) [ ]
                                                                         (b) [x]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS*

     OO Cash deposited in investment accounts regarding which Sit Investment Associates, Inc. and Sit Investment Fixed Income Advisors, Inc. have investment discretion.
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                       [  ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Incorporated in Minnesota
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                    7.    SOLE VOTING POWER

   NUMBER OF              758,846 Shares
   SHARES           ----------------  -----------------------------------------
   BENEFICIALLY     8.    SHARED VOTING POWER
   OWNED BY
   EACH             -----------------------------------------------------------
   REPORTING        9.    SOLE DISPOSITIVE POWER
   PERSON
   WITH                   758,846 Shares
                    -----------------------------------------------------------
                    10.   SHARED DISPOSITIVE POWER

- -----------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

     758,846  Shares
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See instructions)                                                [  ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.94%
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14   TYPE OF REPORTING PERSON (See instructions)

     IA
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Page 2 of 5

ITEM 1   Security and Issuer

         Common Stock
         American Strategic Income Portfolio, Inc.
         US Bancorp Piper Jaffray
	 Attn: James Chosy
	 800 Nicollet Mall, J-1012057
         Minneapolis, MN 55402-7020

ITEM 2   Identity and Background

         a) Sit Investment Associates, Inc. ("SIA")
            Eugene C. Sit, Chairman, CEO, and Chief Investment Officer
            Peter Lewis Mitchelson, President, Senior Investment Officer, and
                                    Director
            Michael Clinton Brilley, Sr. VP and Sr. Fixed Income Officer Roger Jerome Sit, Executive VP - Research & Investment Mgt.
            Paul E. Rasmussen, Vice President, Secretary
            Frederick Richard Adler, Director
            Norman Bud Grossman, Director

         b) Incorporated in the State of Minnesota
            4600 Wells Fargo Center, 90 South Seventh Street,
	    Minneapolis, MN 55402

         c) Investment Management

         d) None of the individuals listed above or SIA has been convicted during the last 5 years of any criminal proceeding (excluding traffic violations).

         e) During the last five years none of the individuals listed above or SIA has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         f) Each of the individuals listed above is a United States citizen.

ITEM 3   Source and Amount of Funds or Other Considerations

         00 Cash deposited in investment accounts regarding which Sit Investment Associates, Inc. and Sit Investment Fixed Income Advisors, Inc. have investment discretion.

ITEM 4   Purpose of Transaction

	Shares of the Issuer have been acquired and sold over a period of time beginning March 11, 1996, and since the filing of the previous amendments to this Schedule 13D, in the ordinary course of business as an investment manager for investment purposes.

	The shares of the Issuer have been trading at a significant discount to net asset value during the past several years. Sit Investment Associates, Inc. ("SIA") and its subsidiary, Sit Investment Fixed Income Advisers, Inc. ("SIFIA"), have determined that it is in the best interests of certain of their clients to pursue with the Issuer changes in the Issuer's practices that, if adopted, would provide a limited opportunity to shareholders of the Issuer to redeem their shares at net asset value, or to pursue other means which would enable shareholders to realize the net asset value for their shares of the Issuer.

	SIA sent a letter to the management of the Issuer dated
	January 28, 1998 proposing changes to the Issuer's practices (the letter was attached as an exhibit to Schedule 13D filed on February 28, 1998).

	On March 18, 1998 the management of the Issuer announced that it intended to recommend to the Issuer's board of directors that the board authorize new discretionary repurchase offers during December 1999 and December 2001. The Issuer repurchased 10% of its shares at net asset value in December 1999.

	SIA and SIFIA seek to obtain the adoption of policies or strategies by the Issuer that would tend to reduce or eliminate the discount at which the shares of the Issuer will trade in the future, such as the re-purchase policies discussed above, or that would otherwise enable shareholders to liquidate shares of the Issuer at the Issuer's net asset value. SIA and SIFIA otherwise do not seek to influence or control the management of the Issuer.

	SIA and SIFIA will continue to acquire and sell shares of the Issuer on behalf of its clients for investment purposes in the ordinary course of business and will vote such additionally acquired shares in favor of any proposal submitted to shareholders that satisfactorily meets the objectives discussed above.

ITEM 5   Interest in Securities of the Issuer

         a) As of March 29, 2002, Sit Investment Associates, Inc.
            ("SIA") and its affiliates own 758,846 shares which represents 17.94% of the outstanding Shares. None of the executive officers or directors of SIA owns any other shares.

        Entity                                      Shares       Percentage
        ----------------                            ---------    ---------
        SIA (client accounts) 			      756,298	   17.88%
        Sit Bond Fund                                   2,145       0.05%
        Sit Balanced Fund                                 403       0.01%
                                                     --------     -------
        Total Owned by SIA and Affiliated Entities    758,846      17.94%

         b) SIA has the sole power to vote and dispose of all of such shares

	 c) Shares have been sold and acquired since March 1, 2002 as previously reported. Transactions (all open market transactions) effected since March 1, 2002 ranged in price from $11.97 to $13.07.

         d) Client accounts have the right to receive all dividends from and any proceeds from the sale of the shares. None of the client accounts owns more than 5% of the shares outstanding.

         e) Not applicable

ITEM 6 Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

         Sit Investment Associates, Inc. or its affiliates has entered into investment management agreements with each of its clients pursuant to which Sit Investment Associates, Inc. or its affiliate has assumed the responsibility to vote on behalf of its clients all shares held by its clients in portfolios managed by Sit Investment Associates, Inc. and affiliates.

ITEM 7   Materials to be Filed as Exhibits

         Not applicable.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

------------------
April 1, 2002

Sit Investment Associates, Inc.

By:   /s/ Paul E. Rasmussen
      -----------------------------------
      Name/Title: Paul E. Rasmussen, Vice President

                                   EXHIBIT 1

The Reporting Person.
Sit Investment Associates, Inc. ("SIA") is an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

SIA has four subsidiaries, each of which are registered Investment Advisers:
        Sit Investment Fixed Income Advisors ("SIFIA")
        Sit/Kim International Investment Associates, Inc. ("SKI")
        Sit Fixed Income Advisors II, LLC
        Sit/Kim International Investment Associates II, LLC

SIA is the Investment Advisor for twelve mutual funds (the "Funds") which are comprised of six registered investment companies, two of that consist of series funds as listed below. SIA has the voting power and dispositive power for all securities held in SIA client accounts and the following twelve mutual funds.

    1)  Sit Mid Cap Growth Fund, Inc.
    2)  Sit Large Cap Growth Fund, Inc.
    3)  Sit U.S. Government Securities Fund, Inc.
    4)  Sit Money Market Fund, Inc.
    Sit Mutual Funds, Inc.
        5)   Sit International Growth Fund (series A)
        6)   Sit Balanced Fund (series B)
        7)   Sit Developing Markets Growth Fund (series C)
        8)   Sit Small Cap Growth fund (series D)
        9)   Sit Science and Technology Growth Fund (Series E)
    Sit Mutual Funds II, Inc.
        10)  Sit Tax-Free Income Fund (series A)
        11)  Sit Minnesota Tax-Free Income Fund (series B)
        12)  Sit Bond Fund (series C)

Out of the affiliated entities indicated above, only SIA (client accounts), SIFIA (client accounts), Sit Bond Fund, Inc. and Sit Balanced Fund beneficially owned shares of the American Strategic Income Portfolio
Inc. common stock as of March 29, 2002.